Exhibit 99.1

ENERPLUS CORPORATION

(the “Corporation”)

Annual Meeting of Shareholders

May 7, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon		Outcome of Vote
1. The election of the following individuals as directors of the Corporation for the following year:
(a)	Judith D. Buie	Approved 99.15% For, 0.85% Withheld
(b)	Karen Clarke-Whistler	Approved 99.10% For, 0.90% Withheld
(c)	Michael R. Culbert	Approved 99.08% For, 0.92% Withheld
(d)	Ian C. Dundas	Approved 99.15% For, 0.85% Withheld
(e)	Hilary A. Foulkes	Approved 97.59% For, 2.41% Withheld
(f)	Robert B. Hodgins	Approved 90.21% For, 9.79% Withheld
(g)	Susan M. MacKenzie	Approved 98.65% For, 1.35% Withheld
(h)	Elliott Pew	Approved 99.17% For, 0.83% Withheld
(i)	Jeffrey W. Sheets	Approved 99.14% For, 0.86% Withheld
(j)	Sheldon B. Steeves	Approved 99.18% For, 0.82% Withheld
2. The appointment of KPMG LLP as the auditors of the Corporation		Approved 99.39% For, 0.61% Withheld
3. The approval of an Amendment to the Share Award Incentive Plan		Approved 94.02% For, 5.98% Against
4. The approval of Unallocated Awards under the Share Award Incentive Plan		Aprpoved 94.11% For, 5.89% Against
5. The acceptance of the non-binding resolution on the Corporation’s approach to executive compensation		Approved 95.39% For, 4.51% Against